OPERATING AGREEMENT

This OPERATING AGREEMENT (this "Operating Agreement"), dated as of July ___, 2014, is entered into by and among Hotels By Day, LLC, (the "Company") and the members set forth on Schedule A attached hereto (the "Members").

WHEREAS, the Members have formed the Company as a New York Limited Liability Company; and

WHEREAS, the Members desire to memorialize their agreement with respect to their ownership and management of the Company as set forth in this Operating Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the parties hereto agree as follows:

ARTICLE I.

DEFINITIONS

As used in this Operating Agreement, the following terms shall have the following meanings:

"Act" means the New York Limited Liability Company Act as amended from time to time.

"Adjusted Capital Account Deficit" means, with respect to a Member, the deficit balance, if any, in such Member's Capital Account as of the end of the applicable Fiscal Year or other relevant date, after giving effect to the following adjustments:

(a)   Credit to such Capital Account of any amounts which such Member is obligated to restore pursuant to any provisions of this Operating Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b)   Debit to such Capital Account of the items described in subsections (4), (5) and (6) of Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

"Affiliate" means a Person directly or indirectly, through one or more intermediaries, controlling, controlled by or under common control with the Person in question. The term "control", as used in the immediately preceding sentence, means, with respect to a Person that is a corporation, the right to exercise, directly or indirectly, more than 50% of the voting rights attributable to the shares of such corporation and, with respect to a Person that is not a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person.

"Agent(s)" shall have the meaning set forth in Section 5.2.

"Approved Sale" shall have the meaning set forth in Section 11.4.

"Capital Account" means a capital account maintained in accordance with Treasury Regulation Section 1.704-1(b) as amended from time to time, as further defined in Section 7.1.

"Capital Contributions" means the sum of the Initial Capital Contribution and any other capital contributions made by a Member to the Company.

"Certificate of Formation" means the Certificate of Formation of the Company, as filed with the Secretary of State of the State of New York, as the same may be amended from time to time.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Company" means Hotels By Day, LLC.

"Control Block" shall have the meaning set forth in Section 11.5(a).

"Control Block Offer" shall have the meaning set forth in Section 11.5(a).

"Control Purchaser" shall have the meaning set forth in Section 11.5(a).

"Covered Person" shall have the meaning set forth in Section 5.8.

"Damages" shall have the meaning set forth in Section 5.8.

"Drag-Along Members" shall have the meaning set forth in Section 11.4.

"Eligible Participation Percentage" shall have the meaning set forth in Section 11.5(b).

"Entity" means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association or other business entity or organization.

"Exempt Transfer" means (a) if the Member is an individual, Transfers, upon notice to the Board of Manager, pursuant to applicable laws of descent and distribution to such Member's spouse, children, grandchildren, parents or siblings, or Transfers during the lifetime of such Member to such Member's spouse, children, grandchildren, parents or siblings or to a trust whose beneficiaries are such Member's spouse, children, grandchildren, parents or siblings, (b) Transfers by a Member to one or more of its Affiliates, which have been approved by the Board of Managers, (c) if a Member is a partnership or limited liability company, to its partners or members as part of a general distribution to all such partners or members, and (d) Transfers following an underwritten public offering of the Company's equity securities.

"Fiscal Year" means the Company's fiscal year, which shall be the calendar year ending December 31.

"Initial Capital Contributions" means the contributions to the capital of the Company made by Members pursuant to Section 7.2 hereof.

"Interested Party" shall have the meaning set forth in Section 5.1.

"Liquidating Member" shall have the meaning set forth in Section 13.2(a).

"Board of Managers" means the group of up to three individuals having the right to manage all of the affairs of the Company. Pursuant to the terms of this Operating Agreement, the Company shall designate the Board of Managers by Akarit, LLC selecting all Managers. The majority vote of the Board of Managers shall be required for any decision making purpose.

"Member" means each of the parties who execute a counterpart of this Operating Agreement as a Member and each of the parties who may hereafter become a Member as provided in Section 11.2 and Article XII of this Operating Agreement. All Members and the number of Units held by each Member are set forth on Schedule A attached hereto.

"Membership Interest" means a Member's entire interest in the Company, expressed in Units, and adjusted as provided in this Operating Agreement, comprised of such Member's interest in the Company and the right to participate in the management of the business and affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members granted pursuant to this Operating Agreement or the Act. The Membership Interest of each Member shall be equal to a percentage that corresponds to the ratio that its Units owned bears to the total number of Units issued and outstanding as determined by the Board of Managers.

"Net Losses" means the Company's taxable loss computed pursuant to Section 9.1.

"Net Profits" means the Company's taxable income computed pursuant to Section 9.1.

"Operating Agreement" means this Operating Agreement as originally executed and as amended from time to time by order of the Board of Managers.

"Operating Cash Flow" means all cash, revenues and funds received by the Company from Company operations and amounts received by the Company upon disposition of any of its assets, less the sum of the following to the extent paid or set aside by the Company:

(a)   all principal, interest and other payments with respect to indebtedness of the Company (including indebtedness to Members of the Company) and all other sums paid to lenders;

(b)   all cash expenditures incurred incident to the normal operation of the Company's business; and

(c)   such Reserves as the Board of Managers deem reasonably necessary to the proper operation of the Company's business.

"Permitted Issuance" means any of the following: (a) the issuance of Units in connection with the acquisition of another Person by the Company by merger, purchase of all or substantially all of the assets or outstanding equity securities or other form of transaction; (b) any issuance of Membership Units approved by the Board of Managers; and (c) any issuance following an underwritten public offering of the Company's equity securities.

"Person" means any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context so permits.

"Pro Rata Portion" means that ratio of (a) the number of Units held by a Member, divided by (b) the total number of outstanding Units less the number of Units held by the Transferring Member.

"Reserves" means, with respect to any fiscal period, funds set aside or amounts allocated during such period to reserves which shall be maintained in amounts deemed sufficient by the Board of Managers for working capital and to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the Company's business.

"Sellers" shall have the meaning set forth in Section 11.5(b).

"Tag-Along Notice" shall have the meaning set forth in Section 11.5(a).

"Tag-Along Units" shall have the meaning set forth in Section 11.5(a).

"Tag Notice" shall have the meaning set forth in Section 11.5(a).

"Tag Notice Period" shall have the meaning set forth in Section 11.5(a).

"Tag Offerees" shall have the meaning set forth in Section 11.5(a).

"Transfer" means a Transfer as defined in Section 11.1.

"Transfer Notice" shall have the meaning set forth in Section 11.3(a).

"Transfer Units" shall have the meaning set forth in Section 11.3(a).

"Transferring Member" shall have the meaning set forth in Section 11.3(a).

"Treasury Regulations" or "Regulations" means the Federal Income Tax Regulations promulgated under the Code, as such Regulations may be amended from time to time (including corresponding provisions of succeeding Regulations).

"Units" means the interests of Members in the Company. The Members ownership interests are set forth on Schedule A hereto as amended from time to time by the Board of Managers.

ARTICLE II.

FORMATION OF COMPANY

SECTION 2.1   Formation. The Company has been organized as a limited liability company pursuant to the provisions of the Act, effective as of the date that the Certificate of Formation was filed with the Secretary of State of the State of New York.

SECTION 2.2   Name. The name of the Company is Hotels By Day, LLC.

SECTION 2.3   Principal Place of Business. The principal place of business of the Company shall be such place within or without the State of New York as is acceptable to the Board of Managers.

SECTION 2.4   Registered Office. The present address of the registered office of the Company in the State of New York is 545 Fifth Avenue, Suite 640, New York, New York 10017. The name of the registered agent for service of process on the Company in the State of New York is the Secretary of State for the State of New York.

SECTION 2.5   Agreement; Effect of Inconsistencies with the Act. For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members executing this Operating Agreement hereby agree to the terms and conditions of this Operating Agreement, as it may from time to time be amended according to its terms. It is the express intention of the Members that this Operating Agreement shall be the sole source of agreement of the parties with respect to the operation of the Company and the rights of the parties, and, except to the extent a provision of this Operating Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Regulations or is expressly prohibited or ineffective under the Act, this Operating Agreement shall be considered amended to the smallest degree possible in order to make the agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of this Operating Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. The Members hereby agree that each Member shall be entitled to rely on the provisions of this Operating Agreement as it may be amended, and no Member shall be liable to the Company or to any Member for any action or refusal to act taken in good faith in reliance on the terms of this Operating Agreement. The Members and the Company hereby agree that the duties and obligations imposed on the Members of the Company as such shall be those set forth in this Operating Agreement, which is intended to govern the relationship among the Company and the Members, notwithstanding any provision of the Act or common law to the contrary.

ARTICLE III.

BUSINESS OF COMPANY

The Company is formed for the purpose of engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

ARTICLE IV.

NAMES OF MEMBERS

The names of Members shall be as set forth on Schedule A attached hereto and as may be amended from time to time.

ARTICLE V.

MANAGEMENT OF THE COMPANY

SECTION 5.1   Company Management.

(a)   The management of the Company shall be vested solely in the Board of Managers, subject to the restrictions contained in this Operating Agreement. The Members shall have no power to participate in the management of the Company except as expressly set forth in this Operating Agreement or the Act.

(b)   The Board of Managers shall govern the operations of the Company including the taking of any of the following actions::

(i)   Repurchasing or transferring the Units of any Member (except for repurchases from Members upon cessation of their employment with the Company or other cessation of services to the Company at a purchase price not greater than the lower of cost or fair market value of such Units);

(ii)   Reorganizing, merging with or consolidating into any other Entity, or selling or leasing or otherwise disposing of all or substantially all of its assets, or liquidating or dissolving the Company or causing the Company to cease all business operations;

(iii)   Authorizing or issuing Units and/or membership interest;

(iv)   Incurring indebtedness, guarantying obligations or otherwise assuming liabilities; ;

(v)   Engaging in any activity that would result in the Company being subject to oversight by any regulatory authority;

(vi)   Approval of the annual operating budget of the Company or any material amendment or revision thereto. It is expected that the budget would articulate single expenditure or series of related expenditures by the Company;

(vii)   Any action to amend, alter or repeal of any of the provisions of the Company's organizational documents; or

(viii)   Altering or changing the designation, powers, preferences, rights, or the qualifications, limitations or restrictions of any debt, equity, Units or other securities of the Company

(ix)   Any action that has a material impact on the membership interest

(x)   Other actions, as may be determined by the majority vote of the Board of Managers.

(c)   Each member of the Board of Managers shall have one vote. In each matter, the majority vote of the Board of Managers shall be the decision. For votes related to actions that may impact ownership of a membership interest a unanimous vote of the Board of Managers would be required. If a unanimous vote of the Board of Managers is not obtained a majority vote of both the Board of Manager and of all the members would be required.

(d)   Arbitration. Any claims, disputes and/or controversies arising under, relating to and/or concerning this Agreement shall be resolved solely by final and binding arbitration in New York County, New York administered by the American Arbitration Association under their then applicable commercial Arbitration Rules and Mediation Procedures (including procedures for large, complex commercial disputes). The arbitration shall be conducted by a single arbitrator selected by the parties from a list of arbitrators provided by the American Arbitration Association of active or retired attorneys, law professors or judicial officers with at least ten (10) years experience in general commercial matters (the "Arbitrator").

SECTION 5.2   Officers, Agents and Employees.

(a)   The Board of Managers may appoint officers to run the day-to-day operations of the Company. The Board of Managers may appoint such Persons to act as authorized agents for the Company as the Board of Managers deems appropriate. Each such authorized agent shall have such authority and shall perform such duties as may be provided in this Operating Agreement, or as the Board of Managers may from time to time prescribe, or as set forth in an employment agreement approved by the Board of Managers. Authorized agents shall always be governed by the Board of Manager and cannot take any steps in violation of this Operating Agreement, and must obtain explicit approval from the Board of Managers, in writing, for those set forth in section 5.1 (b), above.

(b)   Any authorized agent may resign at any time by giving written notice to the Company, and such resignation shall take effect after the giving of such notice at the time specified therein or, if the time when it shall become effective shall not be specified therein, when accepted by the Board of Managers. Except as aforesaid, the acceptance of such resignation shall not be necessary to make it effective. All agents shall be subject to removal at any time by the Board of Managers with or without Just Cause, subject to the terms of any employment agreement approved by the Board of Managers between the Company and such agent.

(c)   Only the Board of Managers may hire any employees it sees fit to assist in the day-to-day operations of the Company. The Board of Managers may hire such Persons as the Board of Managers deems appropriate by vote of the Board of Managers. Each such employee agent shall have such authority and shall perform such duties as may be provided in this Operating Agreement, or as the Board of Managers may from time to time prescribe, or as set forth in an agreement approved by the Board of Managers.

SECTION 5.3   Third Parties. No Person dealing with the Board of Managers shall be required to determine its authority to make any commitment or undertaking on behalf of the Company, nor to determine any fact or circumstance bearing upon the existence of its authority. No purchaser of any property owned by the Company shall be required to determine the right to sell or the authority of the Board of Managers to sign and deliver on behalf of the Company any such instrument of transfer, or to see to the application or distribution of revenues or proceeds paid or credited in connection therewith.

SECTION 5.4   Reimbursement of Expenses. The Managers and any agents appointed in accordance with Section 5.2 shall be reimbursed for all reasonable out of pocket expenses incurred in connection with the conduct of the Company's business (to the extent, with respect to any expense or group of related expenses in excess of $1,000, approved in advance in writing by the Board of Managers or contemplated by a budget approved by the Board of Managers).

SECTION 5.5   Revaluation. The Board of Managers have the authority, in their discretion, but consistent with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), to cause a revaluation of the Company's assets.

SECTION 5.6   Removal of a member of the Board of Managers; Election of Replacement Board of Managers. A member of the Board of Managers may be removed if the remaining members of the Board of Managers agree that a particular member of the Board of Managers must be removed. In the event of the removal or resignation of the Board of Managers, a replacement Board of Managers may be selected by the person authorized to designate same.

SECTION 5.7   Member of the Board of Managers Has No Exclusive Duty to the Company. The members of the Board of Managers will not be required to devote all of his or her time to the Company. The Board of Managers may have other business interests and may engage in other activities in addition to those relating to the Company, provided that those business interests and activities are not performed for enterprises that are competitive with the Company or operate in the same industry as the Company.

SECTION 5.8   Indemnification of the Board of Managers and Members. The Company will indemnify the Board of Managers and each of the Members (each, a "Covered Person") and hold each Covered Person harmless to the fullest extent permitted under the Act from and against any loss, damage, liability, obligation, fine, claim, action, suit, proceeding, demand, expense, tax or similar item, or any reasonable attorney fees relating to any of the foregoing ("Damages") suffered or incurred by such Covered Person, as such, in the course of serving in any office of, or otherwise representing or acting for or on behalf of the Company (in each case within the scope of the authority of the Covered Person), except to the extent that a judgment or other final adjudication (in each case which is not subject to appeal) adverse to such Covered Person establishes: (a) that acts of the Covered Person were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated; or (b) that the Covered Person personally gained in fact a financial profit or other advantage to which the Covered Person was not legally entitled; provided, however, that, any other provision hereof notwithstanding, any such indemnification will be solely from the net assets of the Company, and no Member will be required to make any capital contribution or otherwise pay any amount from such Member's own assets as a result thereof. The Company may procure insurance in such amounts and covering such risks as the Board of Managers, in it's sole discretion, determines to be appropriate to fund any indemnification required or permitted to be made hereunder. Upon making a claim for indemnification, a Covered Person, as applicable, may request in writing that the Company advance to such Covered Person the expenses of defending the claim, action, suit or proceeding giving rise to such indemnification claim and the Company will advance such expenses; provided, however, that the Covered Person furnishes the Company with such assurances and security as may be reasonably requested by the Company to assure repayment of the amounts advanced by the Company in the event that a judgment or other final adjudication (in each case which is not subject to appeal) is rendered holding that such Covered Person was not entitled to be indemnified by the Company pursuant to this Operating Agreement. Any such Covered Person will agree to return to the Company amounts advanced by the Company in the event that a judgment or other final adjudication (in each case which is not subject to appeal) is rendered holding that such Covered Person is or was not entitled to be indemnified by the Company in accordance with this Operating Agreement or applicable law

SECTION 5.9   Limitation of the Board of Managers' Liability.   The Board of Managers will not be liable to the Company or any Member for any Damages suffered or incurred by any Person on account, or by reason, of any claim based on or arising from, any act taken or omitted to be taken in the course of representing or performing services for the Company or otherwise in the capacity as the Board of Managers or as an employee or officer of the Company except to the extent that a judgment or other final adjudication (in each case which is not subject to appeal) adverse to the Board of Managers establishes that: (a) the acts or omissions of the Board of Managers were in violation of any provision of this Operating Agreement, or were in bad faith or involved intentional misconduct or a knowing violation of law; or (b) with respect to a distribution was made in violation of applicable law, the acts of the Board of Managers were not performed in accordance with this Operating Agreement.

ARTICLE VI.

RIGHTS AND OBLIGATIONS OF MEMBERS

SECTION 6.1   Limitation on the Members' Liability.   Each Member's liability shall be limited as set forth in this Operating Agreement, the Act and other applicable law. No Member shall have any personal liability for any debts or losses of the Company beyond its Capital Contributions, except as provided by law. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Operating Agreement or the Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

SECTION 6.2   Waiver of Partition. The Members hereby waive any right of partition or any right to take any other action that otherwise might be available to them for the purpose of severing their relationship with the Company or their interest in the assets held by the Company from the interests of the other Members.

ARTICLE VII.

CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

SECTION 7.1   Maintenance of Capital Accounts. The Company shall establish and maintain a Capital Account for each Member. The Capital Account shall consist of the cash and the fair market value of property contributed by such Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code Section 752), plus such Member's share of Net Profits and any items of income or gain that are specifically allocated to such Member pursuant to Section 9.3 hereof, less (a) all distributions of cash and the fair market value of property distributed to such Member (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Code Section 752), and (b) such Member's share of Net Losses and any items of deduction or loss that are specifically allocated to such Member pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv); and the provisions of this Operating Agreement shall be interpreted consistently therewith. Upon the transfer of all or part of a Member's Interest, the Capital Account of the transferor Member that is attributable to the transferred Membership Interest will carry over to the transferee.

SECTION 7.2   Members' Initial Capital Contributions. Each Member has made an initial Capital Contribution to the Company in the amount determined by the Board of Managers and set forth on the books and records of the Company.

SECTION 7.3   No Obligation for Additional Capital Contributions. No Member shall be obligated to make any Capital Contributions to the Company other than as provided for in Section 7.2.

SECTION 7.4   Interest. No interest shall be paid by the Company on any Capital Contribution of any Member.

SECTION 7.5   No Withdrawal of Capital. No Member shall have the right to withdraw or reduce its Capital Contribution except as provided in this Operating Agreement or by law until all liabilities of the Company, except liabilities to Members on account of their Capital Accounts, have been paid and the Company has been liquidated. Except as otherwise provided herein, no Member shall have the right to demand or receive property other than cash in return for his or her Capital Contribution.

SECTION 7.6   Method of Accounting. The records of the Company shall be maintained on such method of accounting as may be elected by the Board of Managers.

ARTICLE VIII.

DISTRIBUTIONS TO MEMBERS

SECTION 8.1   Distributions of Operating Cash Flow. Distributions of Operating Cash Flow may be made to the Members in proportion to their respective Membership Interests after the end of each fiscal year of the Company in an amount, determined by the Board of Managers in its sole discretion, to be consistent with the maintenance of adequate Reserves; provided that all Member loans to the Company are paid back prior to any such distributions (subject to waiver by Member creditors). At such other times as the Board of Managers deems appropriate, the Board of Managers may make distributions to the Members, pro rata in accordance with their Membership Interests.

SECTION 8.2   Tax Distributions.   The Company will make sufficient cash distributions so that each Member will have been distributed for each calendar quarter an amount equal to its income taxes on the amount of taxable income allocated to it for that quarter pursuant to Article IX. Such distributions shall be made at such times and in such amounts as the Board of Managers may determine. For this purpose it will be assumed that (a) each Member is subject to tax on income at the highest combined effective marginal tax rate (federal and state) payable by an individual subject to tax as a resident of the State of New York and that the Member has carried over its allocable share of prior losses from the Company allocated to it as a Member and (b) each Member can use tax credits allocable to Members pursuant to Article IX hereof. Notwithstanding the foregoing, no distributions shall be required pursuant to this Section in the year in which the Company is liquidated in accordance with Article XIII.

SECTION 8.3   Limitation on Distributions.   Notwithstanding any provision to the contrary contained in this Operating Agreement, the Company shall not make a distribution to any Member on account of its Membership Interest if such distribution would violate the Act or other applicable law.

ARTICLE IX.

ALLOCATIONS

SECTION 9.1   Net Loss and Net Profit Defined.   "Net Profits" and "Net Losses" mean the Company's taxable income or loss determined in accordance with the Code Section 703(a) for each of its Fiscal Years (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) will be included in taxable income or loss); provided, however, that (i) such Net Profits and Net Losses will be computed as if items of tax-exempt income and nondeductible, non-capital expenditures (under Code Sections 705(a)(1)(B) and 705(a)(2)(B)) were included in the computation of taxable income, gain, loss or deduction and (ii) such Net Profits and Net Losses shall not include any amounts specially allocated pursuant to Section 9.3 of this Operating Agreement. If any Member contributes property to the Company, or if any Company property is revalued pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f) or as otherwise required by the Regulations, Net Profits and Net Losses will be computed as if the initial adjusted basis for federal income tax purposes to the Company of such contributed or revalued property equaled its initial book value to the Company as of the date of contribution or revaluation. Credits or debits to Capital Accounts due to a revaluation of Company assets in accordance with Treasury Regulation Section 1.704(b)(2)(iv)(f), or due to a distribution of noncash assets as provided in Section 13.2 hereof, will be taken into account as gain or loss from the disposition of such assets for purposes of this Article IX.

SECTION 9.2   Allocation of Net Loss or Net Profit.   Except as otherwise provided in Section 9.3, the Net Loss or the Net Profit for each fiscal year of the Company shall be allocated to the Members in proportion to their respective Membership Interests.

SECTION 9.3   Special Allocations.

(a)   For Federal income tax purposes, any income, gain, loss or deduction with respect to property contributed by a Member to the Company that has a fair market value different from its adjusted basis for Federal income tax purposes, or with respect to any Company property that has been revalued pursuant to Section 5.5 hereof, shall be allocated among the Members in accordance with Code Section 704(c) and the Treasury Regulations thereunder.

(b)   The following special allocations shall be made in the following order:

(i)   Minimum Gain Chargeback. Notwithstanding any other provision of this Article IX, if there is a net decrease in Company Minimum Gain (as defined in Treasury Regulations Sections 1.704-2(b) and (d)) during any Fiscal Year, each Member shall be specifically allocated items of income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount and manner sufficient to satisfy the requirements of Treasury Regulation Section 1.704-2(f). This Section 9.3(b)(i) is intended to comply with the minimum gain chargeback requirement in such section of the Treasury Regulations and shall be interpreted consistently therewith.

(ii)   Member Minimum Gain Chargeback. Notwithstanding any other provision of this Article IX (except Section 9.3(b)(i)), if there is a net decrease in Member Nonrecourse Debt Minimum Gain (as defined in Treasury Regulation Section 1.704-2(i)) during any Fiscal Year, each Member who has a share of the Partner Nonrecourse Debt Minimum Gain shall be specifically allocated items of income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount and manner sufficient to satisfy the requirements of Treasury Regulation Section 1.704-2(i). This Section 9.3(b)(ii) is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(i) and shall be interpreted consistently therewith.

(iii)   Qualified Income Offset. In the event a Member unexpectedly receives any adjustments, allocations or distributions described in (4), (5) or (6) of Treasury Regulation Section 1.704-1(b)(2)(ii)(d), then each such Member shall be specifically allocated items of Company income and gain in an amount and manner sufficient to eliminate, to the extent required by such Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible. This section 9.3(b)(iii) is intended to constitute a "qualified income offset" under Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(iv)   Nonrecourse Deductions. Any Member Nonrecourse Deductions (as defined in Treasury Regulation Section 1.704-2(i)) for any Fiscal Year or other period shall be specifically allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt (as defined in Treasury Regulation Section 1.704-2(b)(4)) to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i).

SECTION 9.4   Other Allocation Provisions.

(a)   Allocation on sale of Company. In the event the Company or a majority if it's membership units are sold or other liquefying even occurs, the first allocation of funds will be to re-pay the contributions of each Member on a last in first out basis, and then allocation of proceeds on a pari passu basis.

(b)   Except as otherwise provided herein, any allocation to a Member of a portion of Net Profits or Net Losses for a Fiscal Year will be deemed to be an allocation to that Member of the same proportionate part of each item of income, gain, loss, deduction or credit that is earned, realized or available by or to the Company for Federal income tax purposes.

(c)   Except as otherwise provided in this Operating Agreement, all items of Company income, gain, loss, deductions and any other allocations not otherwise provided for shall be divided among the Members in proportion to their respective Membership Interests.

(d)   In the event of a transfer of a Member's Membership Interest pursuant to this Operating Agreement, the death or dissolution of a Member, or the distribution of any Company property to a Member, the Board of Managers may, upon a distribution of any property described in Code Section 734 or upon a transfer described in Code Section 743 (as the case may be), make an election pursuant to Code Section 754. Each Member shall supply all information necessary to make such election and otherwise cooperate with respect to such election.

SECTION 9.5   Allocation on Transfer of Interest. The Board of Managers may, at their option, at the time a new Member is admitted, or at the time of Transfer of a Membership Interest, close the Company books (as though the Company's tax year had ended) and make allocations of Company profits and losses, and items of income, gain, loss, deduction and credit attributable to the Interest transferred between the transferor and the transferee on the basis of (i) the number of days in the fiscal period before the admission or Transfer and (ii) one plus the number of days after the admission or Transfer, in accordance with the provisions of Section 706(d) of the Code and the Treasury Regulations promulgated thereunder.

SECTION 9.6   Amendments to Allocation Provisions. Upon the consent of the Board of Managers, the Company may adopt such conventions as the Company deems appropriate in making allocations pursuant to this Article IX, or modify and amend the provisions of this Article IX and related provisions of this Operating Agreement for the purpose of complying with the Regulations from time to time under Code Section 704, rulings or positions of the Internal Revenue Service, court decisions, or as the Members otherwise deem advisable.

ARTICLE X.

BOOKS AND RECORDS

SECTION 10.1   Accounting Period. The Company's accounting period shall be the Company's Fiscal Year.

SECTION 10.2 <u>Records</u>. At the expense of the Company, proper and complete records and books of account shall be kept or shall be caused to be kept by the Board of Managers in which shall be entered fully and accurately all transactions and other matters relating to the Company's business in such detail and completeness as is customary and usual for businesses of the type engaged in by the Company. The books and records shall at all times be maintained at the principal executive office of the Company.

SECTION 10.3 <u>Tax Matters</u>. The Company shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Company's Fiscal Year. The initial "tax matters partner" of the Company pursuant to Code Section 6231(a)(7) shall be appointed by the Board of Managers. Subject to the terms of this Operating Agreement, the Member serving as tax matters partner shall be authorized to represent the Company in connection with all matters relating to tax status, tax reports or tax filing for the Company.

ARTICLE XI.

TRANSFERABILITY; RESTRICTIONS ON TRANSFER; DRAG-ALONG RIGHT; PREEMPTIVE RIGHT

SECTION 11.1 <u>General</u>. Except for Exempt Transfers, or as expressly provided in this Article XI or in Article XIII of this Operating Agreement, no Member shall have the right to sell, assign, pledge, hypothecate, exchange or otherwise transfer for consideration, whether pursuant to a sale, loan transaction, merger, consolidation, voluntary dissolution or voluntary termination of the Member or otherwise, gift, bequeath or otherwise transfer for no consideration (collectively "<u>Transfer</u>") all or any part of its (or their) Units (a) without the prior written consent of the Board of Managers, which consent may be withheld or granted in the Board of Managers' sole discretion, and (b) thereafter without complying with the provisions of Section 11.3. The Board of Managers may require that customary and reasonable opinions, certificates and other documents be delivered to the Company as a condition precedent to any Transfer of Units. Any Transfer that does not comply with the requirements of this Section 11.1 shall be null and void <u>ab initio</u> and can be disregarded by the Company.

SECTION 11.2 <u>Obligations and Rights of Third Party Transferees; Termination.</u>

(a) Notwithstanding anything in this Operating Agreement to the contrary, no transferee of a Member shall become a Member unless: (i) the transferee or donee is a Member immediately prior to the Transfer of the Units, or (ii) the Board of Managers approves such transferee as a Member in writing.

(b) No Transfer shall be effective unless and until written notice (including the name, address, and taxpayer identification number of the transferee or donee) has been provided to the Company and the transferee has executed such other documentation as may reasonably be required by the non-transferring Member(s).

(c)   Any attempted Transfer of Units, not in compliance with this Section 11.2 shall be, and is declared to be, null and void ab initio; provided, however, that in the case any Transfer as a result of the death of a Member, the heir(s) of such Member, shall be entitled to receive such distributions from the Company as the bequeathing Member would have been entitled to receive under Article VIII of this Operating Agreement had such assigning Member retained his or her Units; provided, further, that in the case of any Transfer permitted by this Article XI with respect to which the transferee is not approved as a Member, such transferee shall be entitled to receive such distributions from the Company as the transferring Member would have been entitled to receive under Article VIII of this Operating Agreement had such transferring Member retained his or her Units. However, in no event shall such Member's heir(s) or such transferee be entitled to vote as a result of their ownership interest in such Units.

SECTION 11.3   Right of First Refusal.

(a)   If any Member (the "Transferring Member") proposes to Transfer any Units other than in an Exempt Transfer (the "Transfer Units"), then the Transferring Member shall promptly deliver a written notice (the "Transfer Notice") to the Company and to each other Member. The Transfer Notice shall describe in reasonable detail the proposed Transfer, including the number of Units to be sold or transferred, the nature of such Transfer, the consideration to be paid, and any other material terms and conditions upon which such Transfer is to be made. The Company shall have the option, exercisable upon written notice to the Transferring Member within 60 days after delivery of the Transfer Notice, to purchase some or all of the Transfer Units. In the event that the Company declines to purchase all of the Transfer Units, each Member other than the Transferring Member shall then have the option, exercisable upon written notice to the Transferring Member within 60 days after delivery of the Transfer Notice, to purchase such Member's Pro Rata Portion of the Transfer Units not purchased by the Company. The purchase price at which the Transfer Units are offered to the Company and the Members other than the Transferring Member, and the other terms of sale, shall be as specified in the Transfer Notice.

(b)   In the event that any Member fails to fully exercise such option within such 60-day period, each Member fully exercising its option may purchase, on a pro rata basis, the Transfer Units not purchased by other Members. The Transferring Member will promptly notify those Members that fully exercised their options, in writing, of the availability of additional Transfer Units, and each of the fully-exercising Members shall have ten days from the date of delivery of any such notice to agree to purchase up to such Member's pro rata portion of such Transfer Units.

(c)   If the Company and/or one or more Members exercise their options described in Section 11.3(a) and (b) above, then within ten days following the expiration of all required notice periods, (i) the Transferring Member shall deliver to the Company one or more certificates representing the Transfer Units, properly endorsed for transfer, (ii) the Company, with respect to the Transfer Units it has elected to purchase, shall deliver to the Transferring Member a check for the purchase price of the Transfer Units it has elected to purchase, against delivery of such certificates, and (iii) the Members, with respect to any Transfer Units they have elected to purchase, shall deliver to the Company checks payable to the Transferring Member for the purchase price of the Transfer Units each respective Member has elected to purchase, against delivery of such certificates. The Company agrees to effect the Transfer of Transfer Units on its membership ledger, to issue new certificates representing such transferred Transfer Units as appropriate, and to deliver the Members' checks, if any, to the Transferring Member. Following compliance with the requirements of this Section 11.3, the Transferring Member will be free to sell any Transfer Units that have not been purchased by the Company or the other Members pursuant to this Section 11.3 during the 120 days following the expiration of all required notice periods on terms and conditions materially not more favorable and at a purchase price not less than offered to the Company and the other Members. Any Transfer Units offered or sold by the expiration of all required notice periods after such 120 day period must be reoffered to the Company and the other Members pursuant to this Section 11.3.

SECTION 11.4 Drag-Along Right. In the event that the Board of Managers (the "Drag-Along Members") approve a sale of all or substantially all of the assets or capital equity of the Company to a bona fide purchaser (an "Approved Sale"), then each Member shall vote for, consent to and raise no objections against such Approved Sale; provided, however, that except as provided below, such sale may not obligate the Members in any manner other than to deliver good title to their Units free and clear of all liens, claims and encumbrances, to indemnify the purchaser (solely out of the proceeds of such sale). If the Approved Sale is structured as (a) a merger or consolidation, each Member shall waive any dissenters rights, appraisal rights or similar rights such Member may have in connection with such merger or consolidation or (b) a sale of Units, each Member shall agree to sell all of his or her Units and rights to acquire Units on the terms and conditions so approved. Each Member shall take all necessary or desirable actions in connection with the consummation of the Approved Sale as reasonably requested by the Drag-Along Members. The Drag-Along Members shall have the right to appoint an officer of the Company to execute all documents related to such Approved Sale on behalf of the Company. The Company agrees to cooperate with the Drag-Along Members' exercise of their rights under this Section 11.4; such cooperation shall include providing information and access to any prospective purchasers in furtherance of such purchasers' due diligence investigation of the Company.

SECTION 11.5 Tag-Along Right.

(a) No Member shall, either individually or in concert with any other Member or any Affiliate thereof, in any one transaction or any series of integrated transactions, directly or indirectly, sell, assign, exchange, transfer or otherwise dispose of any Units equal to or exceeding a majority of the outstanding Units (a "Control Block") to any Person (other than in an Exempt Transfer) (a "Control Purchaser") unless the terms and conditions of such sale or other disposition to such Control Purchaser shall include an offer by such Control Purchaser to the other Members (the "Tag Offerees") to include, at the option of each Tag Offeree, in the sale or other disposition to the Control Purchaser such number of Units beneficially owned by such Tag Offeree as determined in accordance with this Section 11.5. If a Member receives a bona fide offer for a Control Block (a "Control Block Offer") that it desires to accept from a Control Purchaser, such Member shall then cause the Control Block Offer to be reduced to writing and shall provide written notice (the "Tag Notice") of such Control Block Offer to the Tag Offerees in the manner set forth in this Section 11.5. The Tag Notice shall contain an offer by such Control Purchaser to purchase or otherwise acquire, in addition to the Control Block being acquired from such Member, Units from the Tag Offerees at the same price and on the same terms as contained in the Control Block Offer and shall be accompanied by a true and correct copy of the Control Block Offer (which shall identify the Control Purchaser, the number of Units which the Control Purchaser is seeking to purchase or otherwise acquire, the price and form of consideration contained in the Control Block Offer and all the other terms and conditions of the Control Block Offer). Each of the Tag Offerees shall, within ten days after the date the Tag Notice is given to such Tag Offeree (the "Tag Notice Period"), deliver a written notice to the Member that was the initial recipient of the Control Block Offer (the "Tag-Along Notice"), which notice shall specify the number of Units held by such Tag Offeree that it wishes to sell pursuant to the Control Block Offer (the "Tag-Along Units") and the total number of Units then beneficially owned by such Tag Offeree. In the event such Control Purchaser shall modify the Control Block Offer in any respect, the Control Purchaser shall send an amended Tag Notice to the Tag Offerees. Each Tag Offeree shall, if he so desires to sell, exchange, transfer or otherwise dispose of Tag-Along Units pursuant to the Tag Notice, as so amended, prior to the later of ten days after the date such amended Tag Notice is received by the Tag Offeree or the end of the original Tag Notice Period, deliver an amended Tag-Along Notice specifying the amended number of Tag-Along Units.

(b)   For purposes of this Section 11.5(b), the Member(s) that were the initial recipient of the Control Block Offer and the Tag Offeree(s) are hereinafter referred to as "Sellers." Each Seller shall have the right, but not the obligation, pursuant to the Control Block Offer to sell to the Control Purchaser a number of Units equal to the product of (i) the total number of Units then beneficially owned by such Seller multiplied by (ii) a fraction, the numerator of which shall be the total number of Units proposed to be purchased by the Control Purchaser and the denominator of which shall be the sum of all Units beneficially owned by all of the Sellers (the "Eligible Participation Percentage"). If any Seller has indicated a desire to sell less than its Eligible Participation Percentage, then any Seller(s) who wishes to sell more than the Units allotted by the Eligible Participation Percentage may sell such additional Units on a pro rata basis until the entire number of Units available to be sold to the Control Purchaser shall have been allocated among the Sellers.

(c)   If at the termination of the Tag Notice Period the Tag Offeree shall not have accepted the offer contained in the Tag Notice, such Tag Offeree shall be deemed to have waived any and all of its rights under this Section 11.5 with respect to the sale or other disposition of its Tag-Along Units to such Control Purchaser; provided that such sale or disposition is completed on the terms set forth in the Tag Notice within 30 days after the termination of the Tag Notice Period.

SECTION 11.6   Preemptive Right. If at any time the Board of Managers proposes to cause the Company to issue equity securities of the Company (other than in a Permitted Issuance), then the Company shall: (a) give each Member written notice setting forth in reasonable detail (i) the material terms and provisions of the securities proposed to be issued, (ii) the price and other terms and conditions of the proposed sale of such securities, (iii) the amount of such securities proposed to be issued and (iv) such other information as any Member may reasonably request in order to evaluate the proposed issuance; and (b) offer to issue to each Member that is an "accredited investor" (as defined in the regulations promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended), on the terms and conditions and at the purchase price set forth in such notice, a portion of such securities equal to a percentage determined by dividing (x) the number of Units by such Member by (y) the total number of Units then outstanding. Each Member must exercise its purchase right hereunder within 15 days after receipt of such notice from the Company. Upon expiration of such 15-day period, the Company will be free to sell such securities that have not been sold pursuant to this Section 11.6 during the 120 days following the expiration of such 15-day period on terms and conditions not materially more favorable and at a purchase price not less than offered to the Members. Any such securities offered or sold by the Company after such 120 day period must be reoffered to the Members pursuant to this Section 11.6.

<center>ARTICLE XII.</center>

<center>ADDITIONAL MEMBERS</center>

Any Person approved by the Board of Managers may become a Member of the Company for such Capital Contribution as the Board of Managers shall determine, subject to the terms and conditions of this Operating Agreement. No new Members shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company.

<center>ARTICLE XIII.</center>

<center>DISSOLUTION AND LIQUIDATION</center>

SECTION 13.1   Dissolution. The Company shall be dissolved upon the earliest to occur of any of the following: (a) the sale, transfer or other disposition of all or substantially all of the assets of the Company; or (b) the decision of the Board of Managers to dissolve the Company.

SECTION 13.2   Winding up of Affairs and Distribution of Assets.

(a)   Upon dissolution of the Company, one or more Members appointed by the Board of Managers or, in the case of a dissolution where only one Member remains, the remaining Member, shall be the liquidating trustee for the Company (the "Liquidating Member") and shall proceed to wind up the affairs of the Company, liquidate the remaining property and assets of the Company and wind-up and terminate the business of the Company. If the Members cannot agree on the choice of a Liquidating Member, the liquidating trustee shall be the Company's legal counsel or such other third party chosen by the Board of Managers. The liquidating trustee shall cause a full accounting of the assets and liabilities of the Company to be taken and, unless the Board of Managers otherwise agree, shall, in such trustee's discretion (with a view to maximizing the value of the Company's assets), cause the assets of the Company either to be liquidated or distributed in kind and the business to be wound up as promptly as possible by distributing the net proceeds of asset sales and the remaining assets in accordance with paragraph (b) hereof.

(b)   Unless and to the extent otherwise required by the Act or any other applicable law, the proceeds of any such liquidation shall be applied in the following order of priority: (i) first, to creditors of the Company (including Members who are creditors) in satisfaction of the liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof) and (ii) second, to the Members for the capital contributed for the purchase of their Membership interest, last in first out, and (iii) third, to the Members in proportion to and in satisfaction of their respective Membership Interests.

ARTICLE XIV.

MISCELLANEOUS PROVISIONS

SECTION 14.1   Entire Agreement.   This Operating Agreement constitutes the entire agreement of the Members with respect to its subject matter.   There are no restrictions, promises, representations, warranties, covenants, or undertakings other than those expressly set forth or referred to herein.   This Operating Agreement supersedes all other prior agreements, representations, and understandings, both written and oral, between the Members with respect to the subject matter hereof, and except as otherwise expressly provided herein, is not intended to confer upon any other person any rights or remedies hereunder.

SECTION 14.2   Amendments and Modifications.   This Operating Agreement may be amended or modified at any time, and from time to time by the Board of Managers and, subject to any mandatory provisions of the Act or applicable law to the contrary, any amendment or modification so adopted by the Board of Managers shall be binding upon the Company and all the Members; provided, however, that no amendment or modification of this Operating Agreement that would have the effect of (a) requiring a Member to make any further Capital Contributions, or (b) reducing a Member's Capital Account, may be adopted as set forth in this Section without the written consent of each Member so affected thereby.

SECTION 14.3   Severability.   In the event that any one or more of the provisions contained in this Operating Agreement or in any other document executed in connection herewith shall, for any reason, be held to be invalid, illegal or unenforceable in whole or in part, such illegality, invalidity or unenforceability, but only to the extent thereto, shall not affect any other provisions of this Operating Agreement; provided, however, that in such case the Board of Managers shall endeavor to amend or modify this Operating Agreement (subject to the terms, conditions and requirements set forth in Section 14.2) to achieve to the extent reasonably practicable the purpose of the invalid provision.

SECTION 14.4   Governing Law and Consent to Jurisdiction.   This Operating Agreement shall be governed by, enforceable under, and construed in accordance with the laws of the State of New York without giving effect to choice or conflict of law provisions.   Each of the Members consents to the exclusive jurisdiction of the federal or state courts sitting in State of New York for the decision of any disputes relating to this Operating Agreement, and each agrees not to assert by way of motion, as a defense or otherwise, in any such suit, action or proceeding, any claim that such party is not personally subject to the jurisdiction of such court, that the suit, action, or proceeding brought in such court is an inconvenient forum, that the venue of the suit, action, or proceeding is improper, or that this Operating Agreement may not be litigated in or by such court.

SECTION 14.5   No Waiver of Rights.   No failure or delay on the part of any party in the exercise of any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude other or further exercises thereof or of any other right or power. The waiver by any party or parties hereto of a breach of any provision of this Operating Agreement shall not operate or be construed as a waiver of any other or subsequent breach hereunder. All rights and remedies existing under this Operating Agreement are cumulative and are not exclusive of any rights or remedies otherwise available.

SECTION 14.6   Counterparts.   This Operating Agreement may be executed in counterparts, each of which shall be deemed an original agreement, but all of which together shall constitute one and the same instrument. Execution and delivery of this Operating Agreement by facsimile transmission (including the delivery of documents in Adobe PDF format) shall constitute execution and delivery of this Operating Agreement for all purposes, with the same force and effect as execution and delivery of an original manually signed copy hereof.

SECTION 14.7   Construction.   Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation.

SECTION 14.8   Headings.   Headings of sections and clauses of this Operating Agreement are inserted for convenience of reference only and shall not affect the interpretation or be deemed to constitute a part of this Operating Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Operating Agreement the day and year first above written.

HOTELS BY DAY, LLC

By: _____

Yannis Moati, Chairman of the Board of Managers

MEMBER: AKARIT, LLC

_____

By: Yannis Moati, sole member of Akarit, LLC

SCHEDULE A

Holder Name	Number of Units
Akarit, LLC	100,000
RESERVED BUT NOT ISSUED	166,667
TOTALS:	266,667